JPMorgan Trust II

270 Park Avenue

New York, New York 10017

VIA EDGAR

February 8, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II - File No 811-4236 – Post-Effective Amendment No. 232

Dear Ms. White:

This letter is in response to the comments you provided with respect to the Registration Statement filed on December 8, 2016 for Class T Shares of JPMorgan Trust II (the “Trust”) with respect to the JPMorgan Core Bond Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 on or around February 16, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Additionally, by separate correspondence, we will request approval for the Funds listed on Exhibit A to file, on or before February 28, 2017, a post-effective amendment for the purpose of registering Class T Shares of those Funds effective February 28, 2017. We will incorporate the changes referenced in response to Comments 4 and 6, below, as applicable in such filings as well.

Fee Table

1.	Comment: Please delete the introductory paragraph concerning Acquired Fund Fees and Expenses before the Annual Fund Operating Expenses and include it as a footnote as required by Instruction 3(f)(vii) to Item 3 of Form N-1A.

Response: We respectfully decline to make this change. We believe that this language explaining Acquired Fund Fees and Expenses is more helpful to shareholders in the introduction to the fee table and therefore, is consistent with the plain English principles of Rule 421(d) under the Securities Exchange Act of 1933 and permitted by Item 3. We note that we are aware of several other fund complexes that present this information in the introduction, rather than a footnote, to the fee table.

Main Risks

2.	Comment: On page 3 under “Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk”, there is a statement that the Fund will be exposed to “additional risk to the extent that it uses inverse floaters and inverse IOs.” However, “Inverse Floater Risk” is listed as an Additional Risk in the More About the Fund section. Please reconcile the disclosure and if such instruments are used as part of the Fund’s principal investment strategy, please include additional disclosure in the Main Strategy Section.

Response: Inverse floaters and IOs are not currently used as part of the Fund’s principal investment strategy. The purpose of the Registration Statement is to register a new share class for an existing Fund. Therefore, the Fund will remove the reference to inverse floaters and inverse IOs from the Risk/Return Summary in the Fund’s next annual update which will take effect on or about July 1, 2017.

3.	Comment: The Risk/Return Summary for the Fund includes “Industry and Sector Focus Risk.” If the Fund is currently focused on a sector, industry or geographic region, please disclose the Fund’s focus and associated risk.

Response: The Core Bond Fund does not currently intend to focus its investments in a particular sector, industry or geographic region but certain investments used by the Fund as part of its principal investment strategy may be impacted by the performance of various sectors or industries. The Fund believes that the risks of these investments are already disclosed in the Risk/Return Summary and therefore additional risk disclosure should not be added to the Industry and Sector Focus Risk. For example, the prospectus discloses separately the risks associated with Asset-Backed, Mortgage-Related and Mortgage-Backed Securities.

Past Performance

4.	Comment: Please disclose in a footnote to the bar chart that the Class T Shares’ performance would be substantially similar to the performance of Class A Shares because the Fund is invested in the same group of securities and the annual returns would differ only to the extent that the classes do not have the same expenses as required by Instruction 3(b). If Class T Shares are more expensive than Class A Shares, please disclose that because expenses are higher, the performance of Class T Shares would have been lower than that shown.

Response: The Fund will include a footnote indicating that the performance of Class T Shares would be substantially similar to the performance of Class A Shares because the Fund is invested in the same group of securities and the annual returns would differ only to the extent that the classes do not have the same expenses. To the extent that the Fund determines the expenses of Class T Shares will be higher than the expenses of Class A Shares, the Fund will include disclosure that the performance of Class T Shares would be lower than those shown.

More About the Fund

5.	Comment: The “More About the Fund” section includes “Zero-Coupon, Pay-In-Kind and Deferred Payment Securities Risk” as a Main Risk of the Fund. Such investments and their related risks are not included in the Risk/Return Summary. Please add disclosure to the Risk/Return Summary if such investments are used as part of the Fund’s principal investment strategies. Otherwise, please move the risk disclosure to the “More About the Fund” section under Additional Risks.

Response: The Fund does not use Pay-In-Kind and Deferred Payment Securities as part of its principal investment strategy. While the Fund may invest in U.S. Treasury Obligations including those that may be structured as zero-coupon securities as part of its principal investment strategy from time to time, the use of U.S. Treasury Obligations and the main risks of these investment are already disclosed in the Risk/Return Summary including under U.S. Government Securities Risk. The additional risks described in Zero-Coupon, Pay-in-Kind and Deferred Payment Securities will be moved in the Additional Risks in the “More About the Fund” section. In addition, in connection with the Fund’s annual update on July 1, 2017, the Fund will evaluate whether additional disclosure should be added to the Risk/Return Summary highlighting that the Fund may utilize U.S. Treasury Obligations structured as Treasury coupon strips and Treasury principal strips.

Investing with J.P. Morgan Funds

6.	Comment: On page 17, the second bullet under “Exchange Privileges” should be a separate sentence or paragraph.

Response: The proposed revision will be made and the disclosure will be included as a separate sentence.

7.	Comment: On page 20, please disclose the required minimum balance in the “Minimum Account Balance” section.

Response: The required minimum investment amount is included in the chart in “Choosing a Share Class” earlier in the prospectus along with a footnote referencing the “Minimum Account Balance” section for more information. Therefore, we respectfully disagree that the additional information is also required in the “Minimum Account Balance” section.

Statement of Additional Information

8.	Comment: Part II of the SAI indicates that in evaluating portfolio managers, performance “is compared to the appropriate market peer group and to competitive indices JPMorgan has identified for the investment strategy.” Please disclose the benchmark for each Fund in the registration statement as required by Item 20(b) of Form N-1A.

Response: The purpose of the registration statement is to register a new share class for an existing Fund. We will include disclosure concerning the benchmark in the Fund’s next annual update which will take effect on or about July 1, 2017.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

EXHIBIT A

LIST OF FUNDS

J.P. Morgan Mutual Fund Investment Trust
JPMorgan Growth Advantage Fund

JPMorgan Trust I
JPMorgan Emerging Markets Equity Fund
JPMorgan Floating Rate Income Fund
JPMorgan Global Allocation Fund
JPMorgan Global Bond Opportunities Fund
JPMorgan Hedged Equity Fund
JPMorgan Income Builder Fund
JPMorgan Intermediate Tax Free Bond Fund
JPMorgan International Equity Income Fund
JPMorgan International Unconstrained Equity Fund
JPMorgan International Value Fund
JPMorgan Intrepid Value Fund
JPMorgan Mid Cap Equity Fund
JPMorgan SmartRetirement 2015 Fund
JPMorgan SmartRetirement 2020 Fund
JPMorgan SmartRetirement 2025 Fund
JPMorgan SmartRetirement 2030 Fund
JPMorgan SmartRetirement 2035 Fund
JPMorgan SmartRetirement 2040 Fund
JPMorgan SmartRetirement 2045 Fund
JPMorgan SmartRetirement 2050 Fund
JPMorgan SmartRetirement 2055 Fund
JPMorgan SmartRetirement 2060 Fund
JPMorgan SmartRetirement Income Fund
JPMorgan Strategic Income Opportunities Fund
JPMorgan Total Return Fund
JPMorgan U.S. Equity Fund
JPMorgan U.S. Large Cap Core Plus Fund
JPMorgan Unconstrained Debt Fund

JPMorgan Trust II
JPMorgan Core Plus Bond Fund
JPMorgan Equity Income Fund
JPMorgan High Yield Fund
JPMorgan Investor Balanced Fund
JPMorgan Investor Conservative Growth Fund
JPMorgan Investor Growth & Income Fund
JPMorgan Investor Growth Fund
JPMorgan Large Cap Growth Fund
JPMorgan Mid Cap Growth Fund
JPMorgan Mortgage-Backed Securities Fund
JPMorgan Municipal Income Fund

JPMorgan Small Cap Growth Fund
JPMorgan Tax Free Bond Fund

J.P. Morgan Fleming Mutual Fund Group, Inc.
JPMorgan Mid Cap Value Fund

Undiscovered Managers Funds
Undiscovered Managers Behavioral Value Fund